                                                                  EXHIBIT (a)(8)

                                SUPPLEMENT THREE
                 (TO OFFER TO PURCHASE, DATED AUGUST 19, 1999)

                             AIMCO PROPERTIES, L.P.
                IS OFFERING TO PURCHASE UP TO 12,498.55 UNITS OF
                         LIMITED PARTNERSHIP INTEREST OF

                               ANGELES PARTNERS XI

                            FOR $153 PER UNIT IN CASH


We will only accept a maximum of 12,498.55 units in response to our offer. If more units are tendered to us, we will generally accept units on a pro rata basis according to the number of units tendered by each person.

We will pay for accepted units promptly after expiration of the offer.

Our offer price will be reduced for any distributions subsequently declared or made by your partnership prior to the expiration of our offer.

Our offer will expire at 12:00 midnight, New York City time, on October 4, 1999, unless we extend the deadline.

YOU WILL NOT PAY ANY PARTNERSHIP TRANSFER FEES IF YOU TENDER YOUR UNITS.

Our offer is not subject to any minimum number of the units being tendered.

     SEE "RISK FACTORS" IN THE OFFER TO PURCHASE, DATED AUGUST 19, 1999, FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:

     o We determined the offer price of $153 per unit without any arms-length negotiations. Accordingly, our offer price may not reflect the fair market value of your units.

     o As of June 30, 1998, your general partner (which is our subsidiary) estimated the net asset value of your units based on recent appraisals, to be $229 per unit and an affiliate of your general partner estimated the net liquidation value of your units to be $207.88 per unit.

     o While secondary sales activity in the units of your partnership has been limited and sporadic, sales prices of units in your partnership ranged from $1 to $155 since January 1, 1996.

     o Your general partner and the property manager of the residential property are subsidiaries of ours and, therefore, the general partner has substantial conflicts of interest with respect to our offer.

                                                        (continued on next page)

              ----------------------------------------------------

     If you desire to accept our offer, you should complete and sign the enclosed letter of transmittal in accordance with the instructions thereto and mail or deliver the signed letter of transmittal and any other required documents to River Oaks Partnership Services, Inc., which is acting as Information Agent in connection with our offer, at one of its addresses set forth on the back cover of this supplement. QUESTIONS AND REQUESTS FOR ASSISTANCE OR FOR ADDITIONAL COPIES OF THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL MAY ALSO BE DIRECTED TO THE INFORMATION AGENT AT (888) 349-2005.

                               September 21, 1999

(continued from cover page)

     o We are making this offer with a view to making a profit and, therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.

     o Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

     o It is possible that we may conduct a subsequent offer at a higher price.

     o For any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale or refinancing of property owned by your partnership.

     o If we acquire a substantial number of units, we will increase out ability to influence voting decisions with respect to your partnership and may control such voting decisions, including but not limited to the removal of the general partner, most amendments to the partnership agreement and the sale of all or substantially all of your partnership's assets.

                                  INTRODUCTION

         On August 19, 1999, we commenced an offer to acquire up to 12,498.55 units, representing approximately 31.54% of the outstanding units of your partnership, each in exchange for $110 in cash. We are now offering to purchase up to 12,498.55 units of limited partnership interest in your partnership, for the purchase price of $153 per unit, net to the seller in cash, without interest, less the amount of distributions, if any, made by your partnership in respect of any unit from August 19, 1999 until the expiration date. Our offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 19, 1999, a Supplement dated September 9, 1999, a Supplement dated September 17, 1999, this Supplement and in the letter of transmittal.

         We will pay any transfer fees imposed for the transfer of units by your partnership. However, you will have to pay any governmental transfer taxes that apply to your sale. You will also have to pay any fees or commissions imposed by your broker in assisting you to tender your units, or by any custodian or other trustee of any Individual Retirement Account or benefit plan which is the owner of record of your units. Although the fees charged for transferring units from an Individual Retirement Account vary, such fees are typically $25-$50 per transaction. If more units are validly tendered and not withdrawn in response to our offer than we have indicated we are willing to purchase, we will accept units pro rata according to the number of units validly tendered and not withdrawn by each limited partner. Any such proration would reduce the number of units that we purchase from you, with a corresponding reduction in the amount payable to you. Depending on the number of units that you tender, any fees charged on a per transaction basis could exceed the aggregate offer price you receive if some of your units are not accepted by us (as a result of proration or otherwise).

         We have retained River Oaks Partnership Services, Inc. to act as the Information Agent in connection with our offer. We will pay all charges and expenses in connection with the services of the Information Agent. The offer is not conditioned on any minimum number of the units being tendered. However, certain other conditions do apply. See "The Offer - Section 17. Conditions of the Offer," in the Offer to Purchase. Under no circumstances will we be required to accept any unit if the transfer of that unit to us would be prohibited by the agreement of limited partnership of your partnership.

         The general partner of the Partnership is our affiliate. The Partnership has indicated that it is remaining neutral and making no recommendation as to whether its limited partners should tender their Units in response to any offer. However, the general partner noted that our offer is at the highest price of any current offers. If you wish to sell your units for cash, you should do so at the highest price. LIMITED PARTNERS ARE URGED TO READ OUR OFFER TO PURCHASE, THE SUPPLEMENTS THERETO AND THE RELATED MATERIALS CAREFULLY AND IN THEIR ENTIRETY BEFORE DECIDING WHETHER TO TENDER THEIR UNITS.

         Our offer will expire at 12:00 midnight, New York City time, on October 4, 1999, unless extended. If you desire to accept our offer, you must complete and sign the letter of transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Information Agent. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer and, if we have not accepted such units for payment, on or after October 19, 1999.

         On September 15, 1999, Everest Investors 12, LLC ("Everest"), commenced a tender offer to purchase up to 1,200 of the outstanding units at a purchase price of $140 per unit. IF YOU TENDERED

YOUR UNITS IN SUCH OFFER, YOU MAY STILL TENDER YOUR UNITS TO US BY COMPLETING THE ENCLOSED LETTER OF TRANSMITTAL WHICH AUTHORIZES US TO DELIVER ON YOUR BEHALF A NOTICE OF WITHDRAWAL TO THE DEPOSITARY FOR SUCH OFFER. PLEASE NOTE THAT THE EVEREST OFFER DOES NOT PERMIT YOU TO WITHDRAW UNITS TENDERED TO EVEREST AFTER SEPTEMBER 30, 1999.

         The letter of transmittal and any other required documents should be sent or delivered by each unitholder or such unitholder's broker, dealer, bank, trust company or other nominee to the Information Agent at one of its addresses set forth below.


                     THE INFORMATION AGENT FOR THE OFFER IS:

                      RIVER OAKS PARTNERSHIP SERVICES, INC.



          By Mail:                     By Overnight Courier:                   By Hand:
       P.O. Box 2065                    111 Commerce Road                 111 Commerce Road
S. Hackensack, N.J. 07606-            Carlstadt, N.J. 07072             Carlstadt, N.J. 07072
           2065                    Attn.: Reorganization Dept.       Attn.: Reorganization Dept.

                                 For information, please call:

                                   TOLL FREE: (888) 349-2005
